GRUPO CARSO, S.A.B. DE C.V.

December 4, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



07028579

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to notice to Grupo Carso concluded the Porcelanite Holding operation, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on November 30, 2007:

"Grupo Carso, S.A.B. de C.V. (BMV: GCARSO) informs the investors public to have concluded today the operation that had previously been announced throughout which Grupo Lamosa, S.A.B. de C.V. (BMV: LAMOSA) acquired Porcelanite Holding, S.A. de C.V., a subsidiary company of GCARSO.

The operation's worth was for 707 million dollars, approximately."

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

END